Form N-SAR,
Sub-Item 77I
Terms of new or amended securities


Nuveen Minnesota Municipal Income Fund
811-22967


The Registrant has added a new series of the preferred share class, as stated in the Statement Establishing and Fixing the Rights and Preferences, containing a description of the securities. The Registrant incorporates by reference to this Sub-Item 77I the Registrants Statement Establishing and Fixing the Rights and Preferences of Preferred Shares. The Statement Establishing and Fixing the Rights and Preferences of Variable Rate MuniFund Term Preferred Shares, a form of which was filed as Appendix A to the Confidential
Information Memorandum for 441 Shares Series 2017 of
Nuveen Minnesota Municipal Income Fund on Form DEF
14A filed on July 2, 2014 for Minnesota Municipal Income Portfolio Inc., Accession No. 0001193125-14-259342.